EXHIBIT 4.1

AMENDMENT TO RIGHTS AGREEMENT

This Amendment to Rights Agreement (this “Amendment”) is entered into as of December 8, 2009 by and between The York Water Company, a Pennsylvania corporation (the “Company”), and American Stock Transfer & Trust Company, LLC (the “Rights Agent”).

Background

A.           The Company and the Rights Agent are parties to the Rights Agreement, dated January 24, 2009 (the “Rights Agreement”);

B.           The Company’s Board of Directors has determined that it is advisable and in the best interests of the Company and its stockholders to amend the Rights Agreement as set forth herein; and

C.           Pursuant to Section 27 of the Rights Agreement and a resolution adopted by the Company’s Board of Directors on November 23, 2009, the Company has elected to exercise its discretion to amend, and has directed the Rights Agent, to amend the Rights Agreement as contemplated by this Amendment, to provide, among other things, for the expiration on December 15, 2009, of the Rights issued under the Rights Agreement.

Accordingly, the parties, intending to be legally bound, agree as follows:

1.           Amendment.  Section 7(a) of the Rights Agreement is hereby amended by deleting clause (i) thereof and replacing it in its entirety with the following:

“(i) the Close of Business on December 15, 2009 (the “Final Expiration Date”),”

2.           Expiration of Rights and Obligations.  The Rights and all rights and obligations of the holders thereunder or with respect thereto shall expire and terminate on the Final Expiration Date.  The Rights Agreement and all rights and obligations of the Company and the Rights Agent thereunder or with respect thereto shall expire and terminate on the Final Expiration Date.

3.           Effectiveness.  This Amendment shall be deemed effective as of the date first written above.  Except as amended by this Amendment, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected by this Amendment.

4.           Governing Law.  This Amendment shall be deemed to be a contract under the laws of the Commonwealth of Pennsylvania and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state.

5.           Severability.  If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

6.           Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts together constitute but one and the same instrument.

7.           Miscellaneous.  All capitalized terms in this Amendment, unless otherwise defined herein, shall have meaning ascribed to them in the Rights Agreement.

8.           Certification.  The officer of the Company executing this Amendment on behalf of the Company hereby certifies on behalf of the Company that this Amendment complies with Section 27 of the Rights Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, as of the date first set forth above.

THE YORK WATER COMPANY

By:	/s/Jeffrey R. Hines
Jeffrey R. Hines
President and CEO

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

By:	/s/Herbert J. Lemmer
Herbert J. Lemmer
Vice President